RGC Resources, Inc.

519 Kimball Avenue, NE.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

February 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson, Special Counsel, Office of Energy & Transportation
John Reynolds, Senior Advisor, Office of Energy & Transportation

Re:	RGC Resources, Inc.
Registration Statement on Form S-3
Filed February 5, 2020
File No. 333-236275

Acceleration Request
Requested Date: February 14, 2020
Requested Time: 2:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, RGC Resources, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to Friday, February 14, 2020, at 2:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David A. Rivard of McGuireWoods LLP, at (804) 775-1161, and that such effectiveness also be confirmed in writing by email to David A. Rivard at drivard@mcguirewoods.com.

Very truly yours,

RGC RESOURCES, INC.

By:	/s/ Paul W. Nester
Paul W. Nester
President and Chief Executive Officer

cc:	Randall P. Burton, II

Jane Whitt Sellers

David Rivard